UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

June 16, 2011
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507	**13-5593032**
Commission File Number	IRS Employer Identification Number
111 River Street, Hoboken NJ	**07030**
Address of principal executive offices	Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This is the first page of a 15 page document.

ITEM 7.01:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On June 16, 2011, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the fourth quarter of fiscal year 2011. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated June 16, 2011 titled "John Wiley & Sons Announces Fiscal Year and Fourth Quarter Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
Director, Investor Relations
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons Announces Fiscal Year and Fourth Quarter Results

Full Year
- *Revenue up 4% excluding FX (+3% including FX)*
- *Adjusted EPS growth of 15% excluding FX, the $0.10 third quarter charge related to Borders, and $0.17 impairment and restructuring charges related to GIT last year.*
- *U.S. GAAP EPS growth of 16% including FX (+19% excluding FX)*
- *Free cash flow (FCF) increased 25% to $270 million*
- *Net debt (long term debt less cash and cash equivalents) reduced by $243 million during the year to $252 million.*

Fourth Quarter
- *Revenue down 0.5% excluding foreign exchange (up +2% including FX)*
- *Revenue growth by segment excluding FX: STMS flat, P/T -4%, HE +6%*
- *Reported EPS flat over prior year including FX (-5% excluding FX)*

FY12 Outlook
- *Expect FX neutral outlook of mid-single-digit revenue growth and EPS in a range from ($3.15 to $3.20)*

$ millions	FY11	FY10	Change Excluding FX	Including FX
Revenue:				
Q4	$445	$436	(0.5%)	2%
Full Year	$1,743	$1,699	4%	3%
Adjusted EPS [(1)]:				
Q4	0.46	0.47	(7%)	(2%)
Full Year [(2)]:	2.90	2.58	15%	12%
U.S. GAAP EPS:				
Q4	0.46	0.46	(5%)	0%
Full year	2.80	2.41	19%	16%

(1) Excludes a $0.10 per share bad debt charge related to Borders in the third quarter of FY11. Excludes impairment and restructuring charges reported in the prior year of $0.17 per share for the full year and $0.01 per share in the fourth quarter. Both Adjusted and Reported EPS include a $0.07 per share deferred income tax benefit on a reduction in the UK statutory tax rate in the first quarter of fiscal year 2011.

(2) For comparability to our full fiscal year 2011 guidance, EPS grew 12% excluding the negative effect of FX, the $0.07 per share deferred tax benefit, the $0.10 per share bad debt charge, and prior year impairment and restructuring charges of $0.17 per share.

Hoboken, NJ – June 16, 2011 - John Wiley & Sons, Inc. (NYSE: JWA and JWB), a global provider of content and workflow solutions in areas of scientific, technical, medical and scholarly research; professional and personal development; and education, today announced results for the fourth quarter and fiscal year 2011.

Fiscal Year

Revenue advanced 3% to $1.74 billion, or 4% on a currency neutral basis. Adjusted EPS for the full year increased 12%, or 15% on a currency neutral basis, excluding a $0.10 third quarter bad debt charge related to Borders and $0.17 impairment and restructuring charges reported in the prior year. These growth rates include a $0.07 non-cash deferred tax benefit related to a reduction in the UK statutory corporate tax rate. Revenue growth in all segments, lower debt financing costs and lower income tax rates drove results.

On a US GAAP reported basis EPS grew 16%, to $2.80, or 19% excluding foreign exchange. For comparability to our full year guidance, adjusted EPS grew 10% excluding the charges in both years and the $0.07 per share first quarter UK statutory tax benefit.

- **Segment Revenue Performance:** STMS +4%, P/T +1% and HE +7%, excluding FX
- **Free Cash Flow:** $270 million, +25% over fiscal year 2010.
- **Net Debt:** $252 million, down from $495 million at end of fiscal year 2010 and $720 million at end of fiscal year 2009
- **Share Repurchases:** Wiley repurchased 577,405 shares this year at an average price of approximately $48 per share. The Wiley Board of Directors approved a 4-million share program in September 2010.
- **Dividend:** In June 2010, Wiley increased its dividend for the seventeenth consecutive year.

Shared service and administrative costs grew 7% for the year, driven by a 23% increase in technology spending to support investments in digital products and infrastructure that support all our businesses such as content management initiatives including eBooks and customer data/relationship management initiatives, in addition to business-specific initiatives such as Wiley Online Library to further drive our online journals business, online books and advertising and WileyPlus to support next-generation products and services.

Fourth Quarter

For the fourth quarter, revenue rose 2% to $445 million, but fell slightly (-0.5%) on a currency neutral basis. Scientific, Technical, Medical and Scholarly (STMS) grew 3% or was flat on a currency neutral basis, primarily due to the acceleration of subscription contract agreements into the third quarter of fiscal year 2011 as reported previously. A strong performance in Higher Education (HE) was offset by softness in Professional/Trade (P/T) due to foregone sales related to Borders bankruptcy.

Earnings per share (EPS) was flat in the quarter, or down 5% on a currency neutral basis. Increased technology investment, professional fees and operating costs were partially offset by lower accrued incentive costs, lower effective tax rate and lower interest expense.

Management Commentary

"We are pleased to report another strong year," said Stephen Smith, President and CEO. "The shift to digital continues to enhance all of our businesses, resulting in new revenue models, new opportunities in emerging markets, and margin and working capital improvements."

Mr. Smith continued: "STMS continues to navigate well through a tight library and corporate budget environment, thanks to the outstanding quality of our content and relationships. Growth continues to come from new society partnerships, content licenses, emerging markets, and incremental business around our content."

Said Mr. Smith: "Even with the Borders disruption, Professional/Trade showed year-over-year growth and positive trends. Borders had been projected to account for approximately 5% of our fiscal year 2011 P/T sales. Our multi-channel strategy, providing our customers with flexibility and choice about where and how to purchase our products and our deep reservoir of quality content continues to serve us well. Ebooks continue to show outstanding growth."

"Higher Education had another strong year with growth and market share gains in all regions," said Mr. Smith. "Gross margin continued its upward trend, increasing to 66.7% through the full year from 65.5% a year ago, reflecting increased sales of high margin digital products such as WileyPLUS and eBooks."

Outlook
Mr. Smith concluded: "Moving forward, the ongoing shift to knowledge-based economies, robust demand for outcomes-based learning and worldwide investments in research and development are key drivers for us. Excluding foreign exchange, we expect mid-single digit revenue growth and EPS in a range from $3.15 to $3.20.

Foreign Exchange
The foregoing and following references to "currency neutral basis", "excluding foreign exchange (FX)" and "performance basis" exclude the effect of foreign exchange transactions and translations. The weighted average foreign exchange translation rates reflected in Wiley's income statement during fiscal year 2011 were approximately 1.56 Sterling and 1.33 Euro.

SCIENTIFIC, TECHNICAL, MEDICAL AND SCHOLARLY (STMS)
- *Fourth quarter revenue flat excluding FX, +4% full year*
- *Fourth quarter contribution to profit down 0.8%, +5% full year, excluding FX and prior year restructuring and impairment charges*
- *Calendar year 2011 journal subscription receipts showing approximately 3% growth with 95% of targeted full year business closed at April 30, 2011, as expected.*
- *Full year 2011 digital revenue at 59% of total STMS revenue*
- *Full year 2011 digital book revenue up 74% and now accounts for 16% of total book sales*

STMS revenue for the quarter was up 3% to $287 million, or essentially flat excluding foreign exchange. The soft performance for the quarter was as expected as a result of approximately $10 million of accelerated billings reported in Wiley's third quarter. Due to improved processes for journal subscription licensing implemented for calendar year 2011, revenue for published journals was accelerated into the third quarter of fiscal year 2011. Excluding the timing issue, new journal subscriptions and new society business, backfile sales and Ebook revenue drove the results for the quarter.

Direct contribution to profit for the quarter grew 2% to $131 million, or fell 1% excluding foreign exchange and a prior year $0.8 million impairment/restructuring charge. Including the impairment and restructuring charge, direct contribution to profit for the quarter grew 3%, or was essentially flat excluding foreign exchange.

STMS revenue for the full year was up 1% to $999 million, or 4% excluding foreign exchange. Top-line results were driven by increased journal subscriptions, new journal society business and digital book growth. Through April 2011, subscription receipts for calendar year 2011 grew approximately 3% over calendar year 2010. Direct contribution to profit for the twelve months, excluding last year's impairment/restructuring charges of $15 million, rose 1%, or 5% excluding FX. Revenue growth and margin improvement due to outsourcing journal production and fulfillment was partially offset by higher operating costs from business growth. Including the impairment/restructuring charges, direct contribution grew 5%, or 9% on a currency neutral basis.

Full Year Digital Revenue
- Digital revenue was 59% of total STMS revenue
- Digital journal revenue was 81% of total journal revenue, up from 79% a year earlier
- Digital book revenue up 74% and now accounts for 16% of total book sales

Society Partnerships
- 2 new society journals were signed in the quarter; 37 for the full year with combined annual revenue of $9 million
- 23 renewals/extensions in the quarter; 100 for the full year with $56 million in combined annual revenue
- 1 journal was not renewed in the quarter; 4 not renewed in fiscal year 2011, totalling $1 million in annual revenue.

Key New Contracts (Fourth Quarter)
- *Journal of Creative Behavior,* for the Creative Education Foundation (CEF), for 7 years. Founded in 1954, the CEF is recognized as the world leader in Applied Imagination
- *Asia Pacific Journal of Human Resources*, for the Australian Human Resources Institute (AHRI). *APJHR* is the leading journal for HR professionals in Australia.

Institutional Sales (Fourth Quarter)
- Large backfile agreements were signed with universities in Australia, China and the US. Backfile sales were up 31% over fiscal year 2010, with a strong showing in the Americas, Asia and Europe.
- Online book and reference work agreements were signed with universities in Singapore and China.

Alliances
- An agreement to co-publish a new book series on neuroendocrinology was signed with the International Neuroendocrine Federation
- An agreement was signed with GeneBio for us to distribute their SmileMS mass spectrometry software which is used to identify small molecules.

Other Initiatives
- Wiley launched *Current Protocols in Mouse Biology*. Current Protocols is a series of laboratory manuals for life scientists. Scientists contribute methods which are reviewed by one of 14 Editorial Boards
- Wiley-Blackwell and University College London released the backfile of their journal, *Annals of Human Genetics*, published between 1925 and 1954 under the name of *Annals of Eugenics*. As the first periodical dedicated to genetics as applied to humans, this journal

published a number of seminal articles that have gone on to become classic papers of the scientific literature.

- In the fourth quarter, we launched the Wiley Chinese Scholars Network (CSN). The CSN aims to support Chinese authors in the social sciences looking to publish their work in English-language journals.

PROFESSIONAL/TRADE (P/T)
- *Fourth quarter revenue down 4% excluding FX; up 1% full year*
- *Quarterly softness due to Borders' impact on consumer titles. Borders represented about 5% of projected P/T sales for fiscal year 2011. All other key customers showed growth.*
- *Fourth quarter contribution to profit down 2% excluding FX; up 5% full year, excluding the Borders bad debt charge in the third quarter*
- *Digital revenue at 10% of P/T overall. This is up from 7% in FY10.*
- *Fourth Quarter eBook revenue up 145% over prior year to $9 million*
- *eBook revenue for the full year up 127% to $23 million, or 5% of P/T revenue*

Fourth quarter P/T revenue fell 3% to $110 million, or 4% on a currency neutral basis primarily due to the disruption caused by the Borders bankruptcy. Ebook grew 145% over prior year to $9 million. Weakness in consumer titles mainly due to Border's issues and a strong fourth quarter of the prior year due to the initial publication of *Office 2010* titles were partially offset by strong growth in the business/finance category.

Direct contribution to profit fell 1% to $24 million for the quarter, reflecting top line results mitigated by lower accrued incentive compensation.

P/T revenue for the full year grew 2% to $437 million, or 1% on a currency neutral basis. Growth in business/finance and professional education was offset by lower consumer sales due to the Borders disruption. Excluding the Borders bad debt charge of $9 million ($6 million after-tax) in the third quarter, fiscal year 2011 direct contribution to profit increased 5% to $105 million due to revenue growth and improved margins from higher eBook sales. On a reported basis, direct contribution to profit declined 5% to $95 million.

Results by Category (Fourth Quarter)
- *Business* grew 6% to $36 million, with outstanding growth in digital sales
- *Consumer* fell 7% to $32 million due in large part to the Borders disruption
- *Technology*, which maintained its #1 market position, was down 10% to $22 million against a very strong prior year
- *Professional Education* grew 3% to $7 million, mainly due to Doug Lemov's *Teach like a Champion*
- *Architecture,* yet to rebound from the recession, was down 6% to $4 million
- *Psychology* was down 3% to $3 million

Digital Revenue
- Digital revenue overall for the year was 10% of total P/T revenue, up from 7% in the prior year. Digital revenue includes ebooks, online advertising, and content licensing.
- eBook sales increased approximately 145% in the quarter to $9 million and reached $23 million for the year, or 5% of total P/T revenue.

Other Digital Initiatives/Products
- iTunes and Android apps for the Wiley CPA Focus Notes Series and For Dummies Mobile were released
- PfeifferCustom was launched in April. PfeifferCustom is planned to be the custom delivery platform for Pfeiffer training and leadership content globally
- In Psychology, Thera*Scribe*® the #1 bestselling treatment planning and clinical record management software had three planner add-on modules completed during this quarter

Alliances
- In May, Wiley announced a partnership with the AARP to become its exclusive book publisher. The agreement will include cobranded publishing across a variety of categories, including health, personal finance, cooking, travel, and technology. The AARP has nearly 40 million members and a target audience of adults aged 50+.
- In March, we signed a partnership with Element K, a learning solutions and online training company in the field of IT, to produce For Dummies "E-Learning" courses. The first product is expected to launch during fiscal year 2012.

New Books
- Business and Finance: *The Little Book of Leadership: The 12.5 Strengths of Responsible, Reliable, Remarkable Leaders That Create Results, Rewards, and Resilience* by Jeffrey Gitomer; *Little Book of Alternative Investments* by Ben Stein; *What Makes Business Rock*, by former MTV Networks CEO Bill Roedy; and *Endgame* by John Mauldin.
- Consumer: *Falling Upward: A Spirituality for the Two Halves of Life* by Richard Rohr; *Candice Olson Kitchens and Baths* by Candice Olson; *Bake Sale Cookbook* by Sandra Lee; Betty Crocker *Big Book of Cupcakes*; and Culinary Institute of America's *Italian Cooking at Home*; *Unofficial Guide to Walt Disney World* Ebook; and Frommers Day by Day guides for Greece, Germany, California and Alaska.
- Technology: *iPad For Dummies, 2nd Edition* by Ed Baig and Bob Levitus; *CCNA: Cisco Certified Network Associate Study Guide* by Todd Lammle; *Microsoft Data Warehouse Toolkit, 2E* by Joy Mundy, Warren Thornthwaite, with Ralph Kimball
- Psychology: *Disorders of Personality* by Theodore Millon

HIGHER EDUCATION (HE)
- *Fourth quarter revenue +6% excluding FX, +7% full year*
- *Fourth quarter contribution to profit improved $2 million over prior year excluding FX, or $13 million, +15% full year*
- *Fiscal year 2011 digital revenue now 16% of higher education business, up from 13% in prior year*
- *Fiscal year 2011 non-traditional and digital revenue grew 26% to $84 million, representing approximately 27% of global HE revenue vs. 24% in fiscal year 2010.*
- *Annual gross margin up for third consecutive year due to increased digital-only sales*

Fourth quarter HE revenue grew 8% to $48 million, or 6% excluding foreign exchange. Non-traditional and digital revenue sales in North America and higher School sales in Australia drove results. Sales of non-traditional and digital products were up 44%. Non-traditional and digital revenue includes WileyPLUS, eBooks, digital content sold directly to institutions, binder editions and custom publishing.

Direct contribution to profit for the quarter improved by $2 million, reflecting top line results and higher gross margins due to increased sales of ebooks and other digital products.

For the full year, HE revenue advanced 9% to $307 million, or 7% excluding foreign exchange reflecting growth in all regions. The results were driven by increased student enrollment, strong back-list sales driven by 25% revenue growth in non-traditional and digital products and a strong front list in Engineering/Computer Science and Science categories. Direct contribution to profit increased 17% to $101 million, or 15% excluding foreign exchange. Top-line growth, improved gross margin from higher digital revenue and cost containment drove the results.

Global Revenue – Fourth Quarter
- *Americas grew 4% to* $30 million, 3% excluding fx
- *EMEA* fell 2% to $5 million, -5% excluding fx
- *Asia-Pacific* grew 20% to $14 million, 16% excluding fx

Category Sales (excluding FX)
- Engineering and Computer Science: revenue flat in fourth quarter; +21% for the full year. Textbooks driving growth include Callister: *Materials Science 8e,* Rainer: *Introduction to Information Systems 3e*, Moran: *Thermodynamics 7e*, Montgomery: *Applied Statistics 5e,* and Horstmann: *Big Java 4e* and *Java for Everyone 1e.*
- Science: fourth quarter revenue up modestly vs. prior year; +14% for the full year. Textbooks driving growth include Halliday: *Physics 9e,* Solomons: *Organic Chemistry 10e,* Grosvenor: *Visualizing Nutrition 1e* and Hein: *Chemistry 13e.*
- Business and Accounting: revenue up 7% in the quarter; down slightly for the year
- Social Science and Culinary: fourth quarter revenue was down 14% compared to prior year; flat for the full year.
- Mathematics: quarterly revenue was down 2% vs. prior year; up 5% for the year.
- Microsoft Official Academic Course: quarterly revenue down 14% vs. prior year, up 6% reflecting growth in the Windows Server books.

Digital Products
- Full year billings of WileyPLUS grew 8% to $33 million.
- WileyPLUS digital-only billings (not packaged with a print textbook) grew 18% to $13 million for the fiscal year, and now represent approximately 40% of total WileyPLUS billings.
- In the US, student validation rates for WileyPLUS increased to 78% from approximately 73% in the prior year.
- eBook revenue grew 122% to $13 million.

Other Digital Initiatives
- The number of courses in Asia adopting *WileyPLUS* grew 35%, mainly in Accounting and Sciences. The top 3 territories adopting *WileyPLUS* are Taiwan, Indonesia and Malaysia.
- *WileyPLUS* for *Fundamentals of Physics,* 9th Edition (Halliday, Resnick and Walker) is the first publisher-developed course to be certified by The Quality Matters Program, a nationally recognized organization dedicated to creating standards for sound online design and effective course content. Last year, Higher Education partnered with Quality Matters to establish a set of rigorous standards to evaluate and measure the quality of publisher-created online courses. Certified courses will carry The Quality Matters Program seal of approval.

- A new version of Wiley CustomSelect was released this quarter, which will allow instructors to select material and adjust the sequence at the chapter and sub-chapter levels. Faculty can also use the content editor to format editable text, rewrite sections, add and delete images, insert math notation and chemical structures, and then preview the results before submitting them for publication and sale to students

Note:
The Company provides cash flow and income measures referred to as adjusted EPS and free cash flow, which exclude certain items. Management believes the exclusion of such items provides additional information to facilitate the analysis of results. These non-GAAP measures are not intended to replace the financial results reported in accordance with GAAP.

Conference Call
- Scheduled for today, June 16th at 2:30 p.m. (EDT). Wiley will discuss financial results for the fourth quarter and fiscal year 2011.
- US callers, please dial (866) 551-3680 and enter the participant code 4700860#
- International callers, please dial: (212) 401-6760 and enter the participant code 4700860#
- Access the webcast at *www.wiley.com> Investor Relations> Events and Presentations*, or http://www.wiley.com/WileyCDA/Section/id-370238.html
- A replay of the conference call will be available through June 23, 2011 and may be accessed by calling **(866)-551-4520** and entering pin code **273290#.** Additionally, an archive of the webcast will be available for a period of up to 14 days

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This release contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley
Wiley publishes scientific, technical, medical, and scholarly journals, encyclopedias, books, and online products and services; professional/trade books, subscription products, training materials, and online applications and Web sites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com.

JOHN WILEY & SONS, INC.
SUMMARY OF OPERATIONS
FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED
APRIL 30, 2011 AND 2010
(in thousands, except per share amounts)

US GAAP

		Fourth Quarter Ended April 30,				Twelve Months Ended April 30,		
		2011	2010	% Change		2011	2010	% Change
Revenue	$	444,914	435,627	2%	$	1,742,551	1,699,062	3%
Costs and Expenses								
Cost of Sales		136,326	140,258	-3%		539,043	534,001	1%
Operating and Administrative Expenses		261,750	242,688	8%		910,847	872,193	4%
Additional Provision for Doubtful Trade Account		-	-			9,290	-	
Impairment and Restructuring Charges		-	786			-	15,118	
Amortization of Intangibles		9,129	8,530	7%		35,223	35,158	0%
Total Costs and Expenses		407,205	392,262	4%		1,494,403	1,456,470	3%
Operating Income		37,709	43,365	-13%		248,148	242,592	2%
Operating Margin		8.5%	10.0%			14.2%	14.3%	
Interest Expense		(2,161)	(5,831)	-63%		(17,322)	(32,334)	-46%
Foreign Exchange Losses		(542)	(804)	-		(2,188)	(10,883)	-
Interest Income and Other, Net		796	376			2,422	834	
Income Before Taxes		35,802	37,106	-4%		231,060	200,209	15%
Provision for Income Taxes		7,233	9,111			59,171	56,666	
Net Income	$	28,569	27,995	2%	$	171,889	143,543	20%
Earnings Per Share- Diluted	$	0.46	0.46	0%	$	2.80	2.41	16%
Average Shares - Diluted		61,848	60,481			61,359	59,679	

ADJUSTED

		Fourth Quarter Ended April 30,				Twelve Months Ended April 30,		
		2011	2010	% Change		2011	2010	% Change
Revenue	$	444,914	435,627	2%	$	1,742,551	1,699,062	3%
Costs and Expenses								
Cost of Sales		136,326	140,258	-3%		539,043	534,001	1%
Operating and Administrative Expenses		261,750	242,688	8%		910,847	872,193	4%
Amortization of Intangibles		9,129	8,530	7%		35,223	35,158	0%
Adjusted Total Costs and Expenses (A)		407,205	391,476	4%		1,485,113	1,441,352	3%
Adjusted Operating Income (A)		37,709	44,151	-15%		257,438	257,710	0%
Adjusted Operating Margin (A)		8.5%	10.1%			14.8%	15.2%	
Interest Expense		(2,161)	(5,831)	-63%		(17,322)	(32,334)	-46%
Foreign Exchange Losses		(542)	(804)	-		(2,188)	(10,883)	-
Interest Income and Other, Net		796	376			2,422	834	
Adjusted Income Before Taxes (A)		35,802	37,892	-6%		240,350	215,327	12%
Adjusted Provision for Income Taxes (A)		7,233	9,383			62,422	61,153	
Adjusted Net Income (A)	$	28,569	28,509	0%	$	177,928	154,174	15%
Earnings Per Share – Diluted (A)	$	0.46	0.47	-2%	$	2.90	2.58	12%
Average Shares - Diluted		61,848	60,481			61,359	59,679	

(A)   The adjusted results exclude a bad debt provision related to a doubtful trade receivable account with Borders Group Inc. of $9.3 million pre-tax, or $6.0 million after-tax ($0.10 per share) for the twelve months ending April 30, 2011. The adjusted results also exclude intangible asset impairment and restructuring charges of $0.8 million pre-tax, or $0.5 million after-tax ($0.01 per share) for the fourth quarter of fiscal year 2010 and $15.1 million pre-tax, or $10.6 million after-tax ($0.17 per share) for the twelve months ending April 30, 2010.

Note: The Company has provided income measures excluding certain items described above, in addition to net income determined in accordance with GAAP. These non-GAAP financial measures, as shown in the attached Adjusted Summary of Operations, are used in evaluating results of operations for internal purposes. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP. Rather, the Company believes the exclusion of such items provides additional information to investors to facilitate the comparison of past and present operations.

JOHN WILEY & SONS, INC.
SEGMENT RESULTS
FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED
APRIL 30, 2011 AND 2010
(in thousands)

		Fourth Quarter Ended April 30,				Twelve Months Ended April 30,		
		2011	2010	% Change		2011	2010	% Change
Revenue								
Scientific, Technical, Medical and Scholarly	$	286,682	278,070	3%	$	998,902	986,683	1%
Professional/Trade		109,897	113,006	-3%		437,088	429,988	2%
Higher Education		48,335	44,551	8%		306,561	282,391	9%
Total	$	444,914	435,627	2%	$	1,742,551	1,699,062	3%
Direct Contribution to Profit								
Scientific, Technical, Medical and Scholarly								
Adjusted Direct Contribution to Profit (A)	$	130,842	127,887	2%	$	424,797	420,359	1%
Impairment and Restructuring Charges		-	(786)			-	(15,118)	
Scientific, Technical, Medical and Scholarly – US GAAP		130,842	127,101	3%		424,797	405,241	5%
Professional/Trade								
Adjusted Direct Contribution to Profit (B)		24,104	24,414	-1%		104,786	100,196	5%
Additional Provision for Doubtful Trade Account		-	-			(9,290)	-	
Professional/Trade – US GAAP		24,104	24,414	-1%		95,496	100,196	-5%
Higher Education		(3,148)	(5,508)	43%		101,044	86,212	17%
Total	$	151,798	146,007	4%	$	621,337	591,649	5%
Shared Services and Administrative Costs								
Distribution	$	(31,177)	(28,406)	10%	$	(113,010)	(110,858)	2%
Technology Services		(38,739)	(30,994)	25%		(125,766)	(102,634)	23%
Finance		(13,663)	(14,584)	-6%		(45,243)	(47,294)	-4%
Other Administration		(30,510)	(28,658)	6%		(89,170)	(88,271)	1%
Total	$	(114,089)	(102,642)	11%		(373,189)	(349,057)	7%
Operating Income	$	37,709	43,365	-13%	$	248,148	242,592	2%

(A)   The adjusted results exclude intangible asset impairment and restructuring charges of $0.8 million and $15.1 million for the fourth quarter and twelve months ended April 30, 2010, respectively.

(B)   The adjusted results exclude a bad debt provision related to a doubtful trade receivable account with Borders Group Inc. of $9.3 million for the twelve months ended April 30, 2011.

JOHN WILEY & SONS, INC.
STATEMENTS OF FINANCIAL POSITION
(in thousands)

		April 30,	
		2011	2010
Current Assets			
Cash & cash equivalents	$	201,853	153,513
Accounts receivable		168,310	164,827
Inventories		106,423	108,073
Prepaid and other		50,904	51,709
Total Current Assets		527,490	478,122
Product Development Assets		109,554	107,755
Technology, Property and Equipment		165,541	152,684
Intangible Assets		932,730	911,550
Goodwill		642,898	615,479
Other Assets		51,928	43,020
Total Assets		2,430,141	2,308,610
Current Liabilities			
Accounts and royalties payable		155,262	145,022
Deferred revenue		321,409	275,653
Accrued employment costs		87,770	87,763
Accrued income taxes		5,924	2,516
Accrued pension liability		4,447	2,245
Other accrued liabilities		57,853	63,581
Current portion of long-term debt		123,700	90,000
Total Current Liabilities		756,365	666,780
Long-Term Debt		330,500	559,000
Accrued Pension Liability		91,594	119,280
Deferred Income Taxes		192,909	167,669
Other Long-Term Liabilities		80,884	73,445
Shareholders' Equity		977,889	722,436
Total Liabilities & Shareholders' Equity	$	2,430,141	2,308,610

Note - Prior year reclassification:
The Company has historically reported sales return reserves, net of an inventory and royalty recovery, as a component of accounts receivable. In fiscal year 2011, the Company changed the presentation of the net sales return reserve to reflect each respective balance sheet account. As such, the Company reclassified approximatley$10.2 million to inventory and $7.6 million to Accounts and royalties payable from the April 30, 2010 accounts receivable balance.

JOHN WILEY & SONS, INC.
STATEMENTS OF FREE CASH FLOW
(in thousands)

		Twelve Months Ended April 30,	
		2011	2010
Operating Activities:			
Net income	$	171,889	143,543
Amortization of intangibles		35,223	35,158
Amortization of composition costs		51,421	47,440
Depreciation of property, equipment and technology		45,862	40,281
Additional provision for doubtful trade account (net of tax)		6,039	-
Impairment and restructuring charges (net of tax)		-	10,631
Stock-based compensation		17,719	24,842
Excess tax benefits from stock-based compensation		(4,816)	(7,636)
Foreign exchange transaction losses		2,188	10,883
Pension expense, net of contributions		851	(27,805)
Royalty advances		(101,702)	(103,783)
Earned royalty advances		93,016	80,993
Non-cash charges and other		10,156	28,397
Change in deferred revenue		32,032	21,626
Net change in operating assets and liabilities, excluding acquisitions		15,741	10,436
Cash Provided by Operating Activities		375,619	315,006
Investments in organic growth:			
Composition spending		(51,471)	(51,584)
Additions to property, equipment and technology		(54,393)	(48,110)
Free Cash Flow		269,755	215,312
Other Investing and Financing Activities:			
Acquisitions, net of cash		(7,166)	(6,430)
Repayment of long-term debt		(504,800)	(951,010)
Borrowings of long-term debt		310,000	777,610
Change in book overdrafts		(1,185)	9,707
Cash dividends		(38,764)	(32,986)
Purchase of treasury shares		(27,958)	-
Proceeds from exercise of stock options and other		27,847	32,625
Excess tax benefits from stock-based compensation		4,816	7,636
Cash Used for Investing and Financing Activities		(237,210)	(162,848)
Effects of Exchange Rate Changes on Cash		15,795	(1,779)
Increase in Cash and Cash Equivalents for Period	$	48,340	50,685

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Composition Spending	$	(51,471)	(51,584)
Additions to property, equipment and technology		(54,393)	(48,110)
Acquisitions, net of cash		(7,166)	(6,430)
Cash Used for Investing Activities	$	(113,030)	(106,124)
Financing Activities:			
Cash Used for Investing and Financing Activities	$	(237,210)	(162,848)
Less:			
Acquisitions, net of cash		(7,166)	(6,430)
Cash Used for Financing Activities	$	(230,044)	(156,418)

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for operating activities, investing activities and financing activities, as an indicator of performance.

Prior year reclassification:
The Company has historically presented author advance payments as a component of Investments in organic growth. In fiscal year 2011, the Company changed the presentation of author advance payments from an Investing Activity to an Operating Activity. To be consistent with the current year presentation, the Company reclassified approximately $103.8 million of author advance payments in fiscal year 2010 from investing activities to operating activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By   /s/ Stephen M. Smith
        Stephen M. Smith
        President and Chief Executive Officer

By   /s/ Ellis E. Cousens
        Ellis E. Cousens
        Executive Vice President and
        Chief Financial & Operations Officer

Dated: June 16, 2011